ECOPETROL ANNOUNCES NAME CHANGE FOR OFFSHORE PROJECTS

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, in compliance with the ruling issued by the Fourth Labor Court of the Santa Marta Circuit, the names "Uchuva" and "Tayrona" will no longer be used to refer to its offshore exploration projects in the Colombian Caribbean, nor any project in which the Company is involved. This mention of the former names is made only once to comply with the court's order.

In collaboration with Petrobras, Ecopetrol’s partner in these projects, it has been agreed that the first project will now be referred to as SIRIUS, and the second as GUA-OFF-0.

Going forward, any previous mentions of the old names by Ecopetrol in the Securities Market Information System (SIMEV) and in the Electronic Data Gathering and Analysis Retrieval (EDGAR) in the SEC will be understood to refer to the SIRIUS and GUA-OFF-0 projects in their respective contexts.

Bogota D.C., September 23, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co